JBG SMITH Properties

2345 Crystal Drive, Suite 1100

Arlington, Virginia 22202

June 22, 2017

Via EDGAR

Mr. Thomas Kluck,

        Unites States Securities and Exchange Commission,

               Division of Corporation Finance,

                      100 F Street, NE,

                             Washington, DC 20549-7010

Re:                             JBG SMITH Properties
Registration Statement on Form 10
File No. 001-37994

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, JBG SMITH Properties (the “Company”) hereby requests that the effectiveness of its Registration Statement on Form 10, File No. 001-37994 (the “Registration Statement”), be accelerated to 9:00 A.M., New York City Time, on Monday, June 26, 2017 or as soon thereafter as practicable. The Company also requests that the Securities and Exchange Commission (the “Commission”) confirm such effective date and time in writing.

Please contact William G. Farrar of Sullivan & Cromwell LLP at (212) 558-4940 with any questions that you may have.  In addition, please notify Mr. Farrar when this request for acceleration has been granted.

Very truly yours,

JBG SMITH PROPERTIES

/s/ Stephen W. Theriot
Stephen W. Theriot
Chief Financial Officer

cc:	Joseph Macnow Alan J. Rice (Vornado Realty Trust)
William G. Farrar (Sullivan & Cromwell LLP) W. Matthew Kelly Steven Museles (The JBG Companies®) David W. Bonser Abigail C. Smith (Hogan Lovells US LLP)